

April 25, 2013

Via E-mail
Hikmet Ersek
President and Chief Executive Officer
The Western Union Company
12500 East Belford Avenue
Englewood, CO 80112

      Re: **The Western Union Company**
               Form 10-K for the fiscal year ended December 31, 2012
               Filed February 22, 2013
               Definitive Proxy Statement on Schedule 14A
               Filed April 17, 2013
               File No. 001-32903

Dear Mr. Ersek:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 1. Business, page 6

Money Transfer and Payment Instrument Licensing and Regulation, page 15

1. You state that you provide money transfer and payment services to individuals in Cuba, Sudan, and Syria. As you know, Cuba, Sudan, and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements, since your letter to us dated June 10, 2010. Your response should describe the services and funds you have provided or intend to provide into Cuba, Sudan, and

Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss for us the materiality of the contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Definitive Proxy Statement on Schedule 14A

The Western Union Executive Compensation Program, page 31

Strategic Performance Objectives, page 32

3. Please disclose the threshold and target performance goals for each of the Strategic Performance Goals included in the chart on page 33, or tell us why you believe such disclosure is not required. In doing so, please disclose the way in which achievement at a particular level (e.g., threshold or target) resulted in a particular percentage payout. In this regard, we note it is unclear what percentage payout is applicable to the achievement of threshold performance, and which is applicable to target performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Darren Dragovich